Securities and Exchange Commission

                               Washington, D.C.  20549

                                    SCHEDULE  13D
                                  (AMENDMENT  NO.1)

                      Under the Securities Exchange Act of 1934
                            SigmaTron International, Inc.
                                  (Name of Issuer)

                             Common Stock, no par value
                           (Title of Class of Securities)

                                     82661L 10 1
                                   (CUSIP Number)



                                 2201 Landmeier Road
                            Elk Grove Village, IL  60007
                                  (847)  956 - 8000


               Copy to:  Mrs. Linda K. Blake
                         SigmaTron International, Inc.
                         2201 Landmeier Road
                         Elk Grove Village, Illinois  60007
                         (847) 956 - 8000


                       (Name, Address and Telephone Number of
                        Person Authorized to Receive Notices
                                 and Communications)


                                  February 5, 1997
                            (Date of Event Which Requires
                              Filing of this Statement)


                      Check the following box if a fee is being
                              paid with this statement

CUSIP  NO.  82661L 10 1

1)    Name of Reporting Persons                          Circuit Systems, Inc.
      S.S. or I.R.S. Identification                      36-2663010
      Nos. of Above Persons

2)    Check the Appropriate Box                          (a)
      if a Member of a Group                             (b) X

3)    SEC Use Only

4)    Source of Funds                                    Not Applicable

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or (e)

6)    Citizenship or Place of Organization               Illinois

      Number of shares   (7) Sole Voting Power           488,418
      Beneficially Owned (8) Shared Voting Power            0
      by This Reporting  (9) Sole Dispositive Power      488,418
      Person             (10)Shared Dispositive Power       0

11)   Aggregate Amount Beneficially                      488,418
      Owned by This Reporting Person

12)   Check if the Aggregate Amount
      In Row (11) Excludes Certain
      Shares (See Instructions)

13)   Percent of Class Represented
      by Amount in Row 11                                16.39%

14)   Type of Reporting Person
      (See Instruction)                                  CO

Item 1. Security and Issuer.

        Common Stock, no par value of
        SigmaTron International, Inc.
        2201 Landmeier Road
        Elk Grove Village, Illinois   60007

Item 2. Identity and Background.

        (a)  Name of Person(s) Filing: Circuit Systems, Inc.

        (b)  Address of Principal Business Office or Residence:

                    2350 East Lunt Avenue
                    Elk Grove Village, Illinois  60007

        (c)  Present Occupation:          Not Applicable

        (d)  Any Criminal Convictions within 5 years:    None

        (e)  Any Securities Law Violations within 5 years:    None

        (f)  Citizenship:     Illinois Corporation

Item 3. Source and Amount of Funds or Other Consideration.

        Not Applicable:   Dispositive Transaction

Item 4. Purpose of Transaction.

        On February 5, 1997, the Company sold 68,000 shares of common stock in Issuer.

Item 5. Interest in Securities of Issuer.

        (a)  Amount of Securities Owned:   488,418

        (b)  Number of Shares as to which Such Person has Sole or Shared
             Power to Vote or Dispose of the Stock:   488,418

        (c)  Transactions by Filing Person subsequent to Last Amendment: None

        (d)  Not Applicable.

        (e)  Not Applicable.

Item 6. Contact, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None.

Item 7. Material to be Filed as Exhibits.

        None.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 30, 1997
                                             Circuit Systems, Inc.

                                             By:
                                                ---------------------
                                                D.S. Patel, President

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